UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*


                                   BIODEL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    09064M105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                FEBRUARY 12, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[ ]   Rule 13d-1(c)

[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1.   NAMES OF REPORTING PERSONS

     Great Point Partners I, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

     20-3704605

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [ ]

     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                           5. SOLE VOTING POWER
 NUMBER OF SHARES                                        0
  BENEFICIALLY             6. SHARED VOTING POWER
 OWNED  BY EACH                                          1,812,574
REPORTING PERSON           7. SOLE DISPOSITIVE POWER
      WITH                                               0
                           8. SHARED DISPOSITIVE POWER
                                                         1,812,574

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,812,574

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    7.7%

12. TYPE OF REPORTING PERSON (See Instructions)

    OO

ITEM 1.

         (a)   Name of Issuer

               BIODEL INC.

         (b)   Addrss of Issuer's Principal Executive Offices

               100 SAW MILL ROAD, DANBURY, CONNECTICUT 06810

ITEM 2.


         (a)   Name of Person Filing

                    GREAT POINT PARTNERS I, L.P.

         (b)   Address of Principal Business Office, or if none, Residence

               The address of the principal business office of the Reporting Person is

                        165 MASON STREET, 3RD FLOOR
                        GREENWICH, CT 06830

         (c)   Citizenship

         GREAT POINT PARTNERS I, L.P. IS A LIMITED PARTNERSHIP ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE.

         (d)   Title of Class of Securities

               COMMON STOCK

         (e)   CUSIP Number

               09064M105

ITEM 3 . IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D.2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable.

               (a)  [ ]  Broker or dealer registered under Section 15 of the Act
                         (15 U.S.C. 78o)

               (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act
                         (15 U.S.C. 78c).

               (c)  [ ]  Insurance company as defined in Section 3(a)(19)
                         of the Act (15. U.S.C. 78c).

               (d)  [ ]  Investment Company registered under Section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)  [ ]  An investment adviser in accordance with
                         ss.240.13d-1(b)(1)(ii)(E).

               (f)  [ ]  An employee benefit plan or endowment fund in
                         accordance with ss.240.13d-1(b)(1)(ii)(F).

               (g)  [ ]  A parent holding company or control person in
                         accordance with ss.240.13d-1(b)(1)(ii)(G).

               (h)  [ ]  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

               (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j)  [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP


               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               1. GREAT POINT PARTNERS I, L.P.

               (a) Amount beneficially owned: 1,812,574

               (b) Percent of class: 7.7%

               (c) Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote: - 0 -

                    (ii)  Shared power to vote or to direct the vote: 1,812,574

                    (iii) Sole power to dispose or to direct the disposition of:
                          - 0 -.

                    (iv) Shared power to dispose or to direct the disposition of: 1,812,574


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8 . IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

                                        GREAT POINT PARTNERS I, L.P.

                                        By:    GREAT POINT PARTNERS I GP, LLC
                                               its General Partner



                                               By: /s/ David Kroin
                                                   ---------------------------
                                               Name:  David Kroin
                                               Title: Managing Member